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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)*

UGC Europe, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

90268P 10 2
(CUSIP Number)

Michelle L. Keist
UnitedGlobalCom, Inc.
4643 S. Ulster Street, Suite 1300
Denver, CO 80237
(303) 770-4001
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 3, 2003
(Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☐.

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.    90268P 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) UnitedGlobalCom, Inc. 84-1602895

2.	Check the Appropriate Box if a Member of a Group*			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power 33,374,089(1)

Beneficially Owned by		8.	Shared Voting Power

Each Reporting		9.	Sole Dispositive Power 33,374,089(1)

Person With		10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,374,089(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
☐

13.	Percent of Class Represented by Amount in Row (11) 66.75%

14.	Type of Reporting Person CO

*SEE INSTRUCTIONS BEFORE FILLING OUT.

(1)
In addition to 1,000 shares of Issuer Common Stock beneficially owned by the Reporting Person, the amount reported herein also includes the following securities beneficially owned directly or indirectly through subsidiaries:

(a)
23,853,179 shares of Issuer Common Stock the Reporting Person acquired under the Restructuring in consideration for the Exchangeable Loan.

(b)
8,896,821 shares of Issuer Common Stock the Reporting Person acquired under the Restructuring in consideration for the UPC senior notes and senior discount notes.

(c)
199,274 shares of Issuer Common Stock the Reporting Person acquired under the Restructuring in consideration for 12,355 shares of UPC's Series 1 Convertible Class A Preference Shares.

(d)
423,814 shares of Issuer Common Stock the Reporting Person acquired under the Restructuring in consideration for 235,452,209 shares of UPC's Ordinary Shares A.

(e)
1 share of Issuer Common Stock the Reporting Person acquired under the Restructuring in consideration for 300 shares of UPC's Priority Shares.

        In connection with the Restructuring, warrants exercisable for 5,939,845 UPC Ordinary Shares A were cancelled.

Item 1. Security and Issuer.

        Item 1 is deleted in its entirety and replaced with the following:

        This Amended Statement on Schedule 13D (this "Statement") relates to the shares of common stock, par value $0.01 per share (the "Common Stock"), of UGC Europe, Inc. a Delaware corporation (the "Issuer"), a successor registrant to United Pan-Europe Communications N.V. ("UPC"). The Issuer was formed in connection with the restructuring of the UPC's capital structure and other obligations (the "Restructuring"). Following the Restructuring, the Issuer owns more than 99.0% of the combined classes of UPC Ordinary Shares A and UPC Ordinary Shares C, which are convertible on a one-for-one basis into shares of UPC Ordinary Shares A. The Issuer acquired the UPC Ordinary Shares A from shareholders of UPC, including the Reporting Person. In the Restructuring, the Issuer also acquired claims against UPC from creditors of UPC, including the Reporting Person, and acquired the obligations of UPC and one of its Dutch subsidiaries in connection with the $1,255.0 million 6% Guaranteed Discount Notes due 2007 (the "Exchangeable Loan"). In the Restructuring, the Issuer initially replaced these claims, including the Exchangeable Loan, with an intercompany loan from the Issuer to UPC. As part of the Restructuring, the Issuer cancelled this intercompany loan for UPC Ordinary Shares C, a portion of which were converted to UPC Ordinary Shares A. The Issuer's principal executive offices are located at 4643 S. Ulster Street, Suite 1300, Denver, Colorado 80237.

Item 3. Source and Amount of Funds or Other Consideration.

        Item 3 is deleted in its entirety and replaced with the following:

        On September 3, 2003, the Reporting Person acquired its securities in the Issuer as a result of the Restructuring. Pursuant to the Restructuring, the Reporting Person received its shares in the Issuer in exchange for the value of securities the Reporting Person held in UPC. (See Footnote (1) on previous page.) The Restructuring is more fully described in the second amended disclosure statement, dated January 7, 2003 filed by UPC and the Issuer, together with Annex A (second amended plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code) and Annex B (Akkoord (as revised)), filed as an exhibit to UPC's Form 8-K dated January 9, 2003 (File No. 000-25365).

Item 4. Purpose of Transaction.

        Item 4 is deleted in its entirety and replaced with the following:

        The Reporting Person currently holds shares of the Issuer's common stock for investment purposes. The Reporting Person may determine to change its investment intent with respect to the Issuer at any time in the future. In reaching any conclusion as to its future course of action, the Reporting Person will take into consideration various factors, such as the Issuer's business and prospects and the market price of the Issuer's ordinary shares A. The Reporting Person reserves the right, depending on other relevant factors, to (i) acquire additional shares of any class of the Issuer's common stock in the open market, in privately negotiated transactions or otherwise, (ii) dispose of all or a portion of its respective holdings of shares of any class of the Issuer's common stock, or (iii) change its intentions with respect to any or all of the matters referred to in this Item 4.

        The Reporting Person does not otherwise have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any change in the Issuer's charter, bylaws or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Exchange Act of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

        Item 5 is deleted in its entirety and replaced with the following:

  (a)
  The Reporting Person beneficially owns 33,374,089 shares of the Issuer's common stock.

  (b)
  The Reporting Person has sole power to vote or to direct the vote of 33,374,089 shares of the Issuer's common stock and the sole power to dispose or to direct the disposition of said shares.

  (c)
  Except for the transactions described in Item 3 above, the Reporting Person has not executed any other transaction in any class of the Issuer's common stock during the past 60 days.

  (d)
  Not Applicable

  (e)
  Not Applicable

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, each of the following persons certify that the information set forth in this statement is true, complete and correct.

UNITEDGLOBALCOM, INC.
Dated: September 3, 2003	By:	/s/ ELLEN P. SPANGLER Ellen P. Spangler Senior Vice President

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  Item 1. Security and Issuer.
  Item 3. Source and Amount of Funds or Other Consideration.
  Item 4. Purpose of Transaction.
  Item 5. Interest in Securities of the Issuer.
SIGNATURES